February 28, 2019

Bridgette Roman
General Counsel
CCF Holdings LLC
6785 Bobcat Way
Suite 200
Dublin, OH 43016

       Re: CCF Holdings LLC
           Draft Registration Statement on Form S-1
           Submitted February 5, 2019
           CIK No. 0001766682

Dear Ms. Roman:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 Submitted on February 5, 2019

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
Summary
About Our Company, page 1

2. Please revise to include a discussion of the Predecessor's reported losses in recent periods
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FirstName LastNameBridgette Roman
CCF Holdings LLC
Comapany NameCCF Holdings LLC
February 28, 2019
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         and the fact that your independent auditor has raised substantial doubt as to your ability to continue as a going concern. Please include a similar discussion in Risk Factors.
Summary
Implications of Being an Emerging Growth Company, page 5

3. We note your disclosure on page 5 that the Company has, "irrevocably elected not to take advantage of the extension of time to comply with new or revised financial accounting standards under Section 102(b) of the JOBS Act." This disclosure is inconsistent with the disclosures made on the cover page and on page ii under the title Emerging Growth
         Company Status. Please revise in your next amendment, as applicable. In addition, please
         revise Note 1   Ownership, Nature of Business, and Significant
Accounting Policies -
         Recent Accounting Pronouncements to disclose the date that the Company will adopt the recent accounting pronouncements if the adoption will not comply with the effective date for public business entities.
Risk Factors
Risks Related to Our Business
Our operations could be impacted by the partial government shutdown, page 45

4. Please revise your disclosure to update this section to reflect the actual time period of the government shutdown.
Unaudited Pro Forma Consolidated Financial Statements
Notes to Unaudited Pro Forma Consolidated Financial Statements
Note 1 - Adjustments to the Pro Forma Consolidated Balance Sheet, page 54

5. We note pro forma adjustment (h) in which you have not yet determined the fair value of the Class A and Class B Common Units, but you do not expect the value to be material.
         Please provide more information related to these common units, including: (a) if you have determined the fair value at the latest balance sheet date, or, if not, (b) how you have determined the fair value will not be material.
6. We note that adjustment (j) reflects an estimated 80% fair value adjustment for the issuance of the PIK Notes. Please expand the disclosure to provide the basis for this adjustment and tell us the accounting literature you relied on to support the related increase in other comprehensive income.
Business
Locations and Operations
Products and Services
Consumer Loans, page 92

7. Please revise to include a discussion of how you determine the principal amounts of the short-term consumer loans that you offer to each customer. Please provide examples
 Bridgette Roman
FirstName LastNameBridgette Roman
CCF Holdings LLC
Comapany NameCCF Holdings LLC
February 28, 2019
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         for unsecured and secured loans. In addition, please describe the sources of collateral that you will accept for medium-term consumer loans.
Credit Service Fees, page 93

8. Please disclose the per-transaction fees for each of your credit, check cashing and prepaid debit card services.
Executive Compensation
2018 Summary Compensation Table, page 112

9. We note your disclosure that the compensation included reflects the pro rata portion of each named executive officer's 2018 base salary. Please revise to provide the dates in
         2018 for which this pro rata portion was awarded.
Approval Rights, page 115

10. Please revise your selling securityholder disclosure on page 114 to include the ownership and other required information regarding the Alanz Noteholder. Certain Relationships and Related Party Transactions
Related Parties, page 116

11. Please revise your disclosure in this section to include the approximate dollar values of the related persons' interests in the listed transactions. Refer to Item 404(a)(4) of Regulation
         S-K.
Where You Can Find More Information, page 166

12. Please revise to disclose the website where the public can obtain reports, proxy statements and other information about the company, free of charge.
Index to Financial Statements
Notes to Unaudited Financial Statements
Note 1. Ownership, Nature of Business, and Significant Accounting Policies, page F-6

13. Please revise your next amendment to enhance your revenue recognition accounting policy to more closely align with the individual line items on the Consolidated Statements of Operations. For example, please discuss in detail your revenue recognition accounting policies for finance receivable fees, credit service fees, check cashing fees, card fees, and other clearly and distinctly in your revenue recognition accounting policy.
Note 2. Finance Receivables, Credit Quality Information and Allowance for Loan Losses, page
F-10

14. We note that your disclosures throughout the document discuss unsecured and secured
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CCF Holdings LLC
February 28, 2019
Page 4
         short-term and medium-term loan products when discussing finance receivables.
         However, we note your disclosures in the notes to the unaudited financial statements for the period ended September 30, 2018 and the audited financial statements for the year ended December 31, 2017 aggregate finance receivables into short-term and medium-term loan products and do not break out by secured and unsecured. Please tell us how you considered the guidance in ASC 310-10-55-16 through 18 and in determining if unsecured and secured short-term and medium-term loan products meet definition of classes of financing receivables. If so, please include the disclosure requirements of ASC 310-10-50 in your next amendment.
Item 16. Exhibits and Financial Statement Schedules, page II-2

15. We note that Section 12.08 of the PIK Notes Indenture includes a waiver of any right to a trial by jury. Please revise to clarify if such waiver includes claims made under the U.S.
         federal securities laws.
       You may contact Christina Harley at 202-551-3695 or David Irving at 202-551-3321 if
you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at 202-551-3454 or Michael Clampitt at 202-551-3434 with any other questions.



FirstName LastNameBridgette Roman                             Sincerely,
Comapany NameCCF Holdings LLC
                                                              Division of
Corporation Finance
February 28, 2019 Page 4                                      Office of
Financial Services
FirstName LastName